Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

April 29, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
 Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) (the “Registrant”) Post-Effective Amendment No. 157 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 157”)

Dear Ms. O’Neal-Johnson:

This letter responds to Staff comments on Amendment No. 157, which you conveyed to me and my colleague, Jeremy Esperon, via telephone on April 19, 2016. Amendment No. 157 was filed with the Securities and Exchange Commission (the “Commission”) on February 29, 2016 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) to reflect a new sub-adviser and a “manager of managers” arrangement for the Registrant’s YieldShares High Income ETF (the “Fund”). Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 157.

Prospectus Comments

1.	Comment: Prior to Amendment No. 157 becoming effective, please provide the Staff with a completed fee table and expense example for the Fund.

Response: The completed fee table and expense example have been provided to the Staff separately and are also provided as Exhibit A hereto.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Deborah O’Neal-Johnson
April 29, 2016

2.	Comment: In the second paragraph under “Principal Investment Strategies,” please disclose that high yield debt securities are commonly referred to as “junk bonds.”

Response: We have made the requested change.

3.	Comment: Please confirm that the Fund’s disclosure regarding investments in derivatives is consistent with the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal and Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Fund does not invest in derivatives as part of its principal investment strategies. Rather, as a fund of funds, the Fund invests in the securities of unaffiliated closed-end funds that compose the Index the Fund seeks to track (the “Underlying Funds”). The Underlying Funds may employ any number of investment strategies, including the use of derivatives. The Fund’s disclosure regarding derivatives apprises investors of various types of derivatives the Underlying Funds may use, the potential purposes of such use, and the risks associated with the use of derivatives. As such, the Registrant believes that the Fund’s disclosure regarding derivatives is consistent with the Barry Miller Letter.

4.	Comment: Please include a discussion in the “Principal Risks” section of the Prospectus of the risks associated with the lack of an active trading market for the shares of an exchange-traded fund (“ETF”) as well as the possibility that an ETF may have a limited number of authorized participants and market makers.

Response: Disclosure relating to the risks associated with the lack of an active trading market for an ETF’s shares has been relocated from the “Additional Risks” section to the “Principal Risks” section of the Prospectus. In addition, we have added disclosure in the “Principal Risks” section relating to the risks associated with the possibility that an ETF may have a limited number of authorized participants and market makers.

5.	Comment: In the discussion of “High Yield or Non-Investment Grade Securities Risk,” please disclose that high yield or non-investment grade securities are commonly referred to as “junk bonds” and that the nature of such securities tends to make them speculative.

Response: We have made the requested change.

6.	Comment: In your response letter, please include the completed performance information required by Item 4 to Form N-1A.

Response: The requested information is provided as Exhibit B hereto.

Ms. Deborah O’Neal-Johnson
April 29, 2016

7.	Comment: Under “Information Regarding the Index,” please disclose the date on which the Fund’s index was established.

Response: We have added the requested disclosure.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that Commission Staff comments or changes to disclosures in response to Commission Staff comments in a filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

Ms. Deborah O’Neal-Johnson
April 29, 2016

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses*	0.50%
Total Annual Fund Operating Expenses*	1.00%

*	The Total Annual Fund Operating Expenses in this fee table may not correlate to the expense ratios in the Fund’s financial highlights and financial statements because the financial highlights and financial statements reflect only the operating expenses of the Fund and do not include Acquired Fund Fees and Expenses, which are fees and expenses incurred indirectly by the Fund through its investments in certain underlying investment companies.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years	5 Years	10 Years
$102	$318	$552	$1,225

Ms. Deborah O’Neal-Johnson
April 29, 2016

EXHIBIT B

Performance Information

The following bar chart and table provide an indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns for certain time periods compare with the average annual returns of the Index. All returns assume reinvestment of dividends and distributions. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. On June 21, 2013, the Fund’s investment objective and principal investment strategies were revised; therefore, the performance and average annual total returns shown for periods prior to June 21, 2013 may have differed had the Fund’s current investment strategies been in effect during those periods. Updated performance information is available online at www.yieldshares.com or by calling 1-855-796-3863.

Best and Worst Quarter Returns (for the period reflected in the bar chart above)

	Return	Quarter/Year
Highest Return	6.45%	06/30/14
Lowest Return	-9.68%	09/30/15

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your tax situation and may differ from those shown. After-tax returns shown are not relevant to investors who hold their Fund Shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts. In some cases the return after taxes may exceed the return before taxes due to an assumed tax benefit from any losses on a sale of Fund Shares at the end of the measurement period.

Ms. Deborah O’Neal-Johnson
April 29, 2016

Average Annual Total Returns for the period ending December 31, 2015

YieldShares High Income ETF	1 Year	Since Inception (6-11-2012)
Return Before Taxes	-8.26%	4.76%
Return After Taxes on Distributions	-10.83%	2.50%
Return After Taxes on Distributions and Sale of Fund Shares	-6.07%	2.24%
Hybrid SWM/ISE High Income Index*	-7.79%	4.43%
S&P 500 Index	1.38%	15.79%

*	Reflects performance of SWM Index through June 20, 2013 and ISE High Income Index thereafter.